SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34963; File No. 812-15461

T. Rowe Price OHA Select Private Credit Fund, et al.

July 24, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: T. Rowe Price OHA Select Private Credit Fund, OHA Senior Private Lending Fund (U) LLC, OHA Private Credit Advisors, L.P., OHA Private Credit Advisors II, L.P., Oak Hill Advisors, L.P., Oak Hill Advisors (Europe), LLP, OHA (UK) LLP, OHA Artesian Customized Credit Fund I, L.P., OHA Black Bear Fund, L.P., OHA Credit Opportunities CA (C), L.P., OHA CA Customized Credit Fund, L.P. - OHA Senior Private Lending Fund (CA 3), OHA CA Customized Credit Fund, L.P. - OHA Senior Private Lending Fund (CA 5), OHA CA Customized Credit Fund, L.P. - OHA Co-Invest Opportunities Fund (CA), OHA CA Customized Credit Fund, L.P. - OHA Credit Solution Funds II (CA PARALLEL), OHA Credit Cadenza Fund, L.P., OHA-CDP ESCF, L.P., OHA BCSS SSD, L.P., OHA MPS SSD, L.P., OHA BCSS SSD II, L.P., OHA MPS SSD II, L.P., OHA Credit Origination Vehicle I, L.P., OHA Credit

Solutions Fund ICAV, OHA Credit Solutions Fund, L.P., OHA Credit Solutions Fund (Offshore), L.P., OHA Credit Solutions II ICAV, OHA Credit Solutions Fund II, L.P., OHA Credit Solutions Fund II (Offshore), L.P., OHA European Strategic Credit Master Fund (Euro), L.P., OHA KC Customized Credit Master Fund, L.P., OHA CLO Enhanced Equity Master Fund II, L.P., OHA CLO Enhanced Equity Master A Fund, L.P., OHA AD Dislocation Credit Fund II, L.P., OHA AD Customized Credit Fund (Europe), L.P., OHA AD Customized Credit Fund (International), L.P., OHA Real Asset Opportunities Master Fund I, L.P., OHA SA Customized Credit Fund, L.P., OHA Strategic Credit Master Fund II, L.P., OHA Strategic Credit Master Fund III, L.P., OHA Strategic Credit Fund III, L.P., OHA Strategic Credit Mini-Master Fund III (Offshore), L.P., OHA Structured Products Master Fund C, L.P., OHA Structured Products Master Fund D, L.P., OHA Structured Products Fund E, L.P., OHA Structured Products Master Fund II, L.P., OHA Tactical Investment Master Fund, L.P., OHA Tactical Investment Fund, L.P., OHA Tactical Investment Mini-Master Fund (Offshore), L.P., OHA TKY Customized Credit Fund, L.P., OHA TKY Customized Credit Fund II, L.P., OHA TKY Customized Credit Fund III, L.P., Aloha European Credit Fund, L.P., OHA Diversified Credit Strategies Fund (Parallel), L.P., OHA MD Opportunistic Credit Master Fund, L.P., OHA Enhanced Credit Strategies Master Fund, L.P., OHA Enhanced Credit Strategies Fund, L.P., OHA Enhanced Credit Strategies Mini-Master Fund, L.P., OHA Diversified Credit Strategies Tractor Master Fund, L.P., OHA LDN Customised Credit Master, L.P., OHA Diversified Credit Strategies Master Fund (Parallel II), L.P., OHA Centre Street Partnership, L.P., OHA CLO Strategies Master Fund, L.P., OHA Diversified Credit Strategies Fund Master, L.P., OHA Diversified Credit Strategies Fund, L.P., OHA Diversified Credit Strategies Fund Mini-Master, L.P., OHA UK Customized RMBS Master Fund, L.P., OHAT Credit Fund, L.P., OHA Delaware

Customized Credit Fund-F, L.P., OHA Delaware Customized Credit Fund, L.P., OHA Dynamic Credit Orca Fund, L.P., OHA S.C.A., SICAV-SIF, OHA Finlandia Credit Fund, L.P., OHA Custom Multi-Sector Credit Master Fund, L.P., OHA AD Co-Investment Fund, L.P., OHA FD Custom Credit Fund, L.P., OHA HT Lev Loan Fund, L.P., OHA Credit Funding 1, Ltd., OHA Credit Funding 2, Ltd., OHA Credit Funding 3, Ltd., OHA Credit Funding 4, Ltd., OHA Credit Funding 5, Ltd., OHA Credit Funding 6, Ltd., OHA Credit Funding 7, Ltd., OHA Credit Funding 8, Ltd., OHA Credit Funding 9, Ltd., OHA Credit Funding 10, Ltd., OHA Credit Funding 11, Ltd., OHA Credit Funding 12, Ltd., OHA Credit Partners VII, Ltd., OHA Credit Partners IX, Ltd., OHA Credit Partners X-R, Ltd., OHA Credit Partners XI, Ltd., OHA Credit Partners XII, Ltd., OHA Credit Partners XIII, Ltd., OHA Credit Partners XIV, Ltd., OHA Credit Partners XV, Ltd., OHA Credit Partners XVI, Ltd., OHA Loan Funding 2013-1, Ltd., OHA Loan Funding 2013-2, Ltd., OHA Loan Funding 2015-1, Ltd., OHA Loan Funding 2016-1, Ltd., Oak Hill European Credit Partners III DAC, Oak Hill European Credit Partners IV, DAC, Oak Hill European Credit Partners V, DAC, Oak Hill European Credit Partners VI, DAC, Oak Hill European Credit Partners VII, DAC, Oak Hill European Credit Partners VIII, DAC, OHA Credit Solutions II Master Fund A SPV, L.P., OHA Credit Solutions II Master Fund B SPV, L.P., OHA Credit Solutions Master Fund I SPV, L.P., OHA Credit Solutions Master Fund II SPV, L.P., OHA Madison Loan Fund, L.P., OHA Falcon Fund, L.P., OHA KC Customized Credit Master Fund II, L.P., OHA TKY Customized Credit Fund IV, L.P., OHA Highlands, L.P., OHA Credit Funding 13, Ltd., OHA Credit Funding 14, Ltd., and OHA Credit Funding 15, Ltd.

<u>Filing Dates</u>: The application was filed on May 2, 2023.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by

e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on August 18, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Gregory S. Rubin, Esq., GRubin@oakhilladvisors.com; Richard Horowitz, Esq., richard.horowitz@dechert.com.

FOR FURTHER INFORMATION CONTACT: Deepak T. Pai, Senior Counsel, or Lisa Reid Ragen, Branch Chief, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated May 2, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's

EDGAR system may be searched at, at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.